1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Samantha Brutlag

Re:	Fifth Street Finance Corp. Fifth Street Senior Floating Rate Corp.
Preliminary Proxy Statements on Schedule 14A

Ladies and Gentlemen:

On behalf of each of Fifth Street Finance Corp., a Delaware corporation (“FSC”), and Fifth Street Senior Floating Rate Corp., a Delaware corporation (“FSFR”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Preliminary Proxy Statement on Schedule 14A of FSC, filed on July 14, 2017 (File No. 814-00755) (the “FSC Proxy Statement” or a “Proxy Statement”), and the Preliminary Proxy Statement on Schedule 14A of FSFR, filed on July 14, 2017 (File No. 814-01013) (the “FSFR Proxy Statement” or a “Proxy Statement” and, together with the FSC Proxy Statement, the “Proxy Statements”), communicated in a phone call on July 21, 2017 between Samantha Brutlag of the Staff and William Tuttle and Matthew Carter of Dechert LLP, outside counsel to FSC and FSFR. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Proxy Statements.

1.	In the question and answer disclosures and elsewhere, where appropriate, please:

(a)	Add an additional question and answer explaining why stockholders are being asked to elect the director nominees named in each of the Proxy Statements and why the current directors are resigning;

Samantha Brutlag July 24, 2017 Page 2

(b)	Disclose in the FSC Proxy Statement that decreasing the hurdle rate and eliminating the Lookback Period will each have the effect of making it more likely that Oaktree will earn an incentive fee on income;

(c)	Disclose in the FSFR Proxy Statement that increasing the catch up rate for the incentive fee on income will have the effect of allowing such incentive fee to be earned more quickly by Oaktree; and

(d)	Add summary disclosure, based on the disclosure under “Comparison of Fee Structures,” noting how the new fee arrangements will change fees payable to the investment adviser.

Response:

As requested, FSC and FSFR have added the above-referenced disclosures to the applicable Proxy Statement.

2.	Under the heading “Purchase Agreement,” please add disclosure that Oaktree will pay gross cash consideration of $320 million in connection with the Transaction.

Response:

As requested, FSC and FSFR have added the above-referenced disclosure to the Proxy Statements.

3.	Please disclose the date on which the Current Investment Advisory Agreement for each of FSC and FSFR was approved by stockholders.

Response:

As requested, FSFR has added disclosure setting forth the most recent date on which the applicable Current Investment Advisory Agreement was approved by stockholders. FSC respectfully submits that similar disclosure appeared under the heading “Proposal 1 – Approval of New Investment Advisory Agreement—Duration and Termination.”

4.	Please simplify the disclosure in the last sentence of the third paragraph under the caption “Nature, Extent and Quality of Services to be Provided.”

Response:

As requested, FSC and FSFR have simplified the disclosure in the last sentence of the third paragraph under the caption “Nature, Extent and Quality of Services to be Provided.”

Samantha Brutlag July 24, 2017 Page 3

5.	Under the caption “Investment Performance” please delete the March 31, 2017 portfolio statistics of Oaktree Strategic Income, LLC and include disclosure describing how the historical performance of this fund compared against the applicable peer group.

Response:

As requested FSC and FSFR have deleted the above-referenced portfolio statistics and have included disclosure describing how the historical performance of Oaktree Strategic Income, LLC compared against the applicable peer group.

6.	We note that the public disclosures by Fifth Street Asset Management Inc. regarding the Purchase Agreement refer to certain expense reimbursements and indemnification obligations. In your response letter, please explain how such arrangements would not constitute an unfair burden to the stockholders of FSC and FSFR, as applicable, for purposes of Section 15(f) of the 1940 Act. Please also confirm that disclosure is included in each Proxy Statement regarding any payments or arrangements involving either FSC or FSFR considered by the applicable board of directors that might constitute an unfair burden to the stockholders of FSC and FSFR, as applicable.

Response:

FSC and FSFR respectfully submit that the above-referenced expense reimbursements and indemnification obligations would not constitute an unfair burden to the stockholders of FSC and FSFR, as applicable, for purposes of Section 15(f) of the 1940 Act because such amounts are the obligation of Fifth Street Management and Holdings and are not under any circumstance payable or reimbursable by either FSC or FSFR. FSC and FSFR confirm that disclosure is included in each Proxy Statement addressing whether any payments or arrangements involving either FSC or FSFR considered by the applicable board of directors that might constitute an unfair burden to the applicable stockholders.

7.	Please provide disclosure regarding any material interest, direct or indirect, of any director of FSC or FSFR in any material transactions since October 1, 2016, or in any material proposed transactions, to which Fifth Street Management was or is to be a party or confirm such disclosures have been provided.

Response:

FSC and FSFR confirm that the above-referenced disclosures have been provided in the applicable Proxy Statement.

Samantha Brutlag July 24, 2017 Page 4

8.	In your response letter, please provide an analysis of why it is permissible under the 1940 Act for Leonard M. Tannenbaum and Holdings to vote their shares of common stock in favor of the New Investment Advisory Agreement.

Response:

FSC and FSFR respectfully submit that Section 18(i) of the 1940 Act, as made applicable to business development companies by Section 61 of the 1940 Act, requires each share of common stock to have equal voting rights. We are not aware of any instances in which a court or the Commission has suggested that restriction of such equal voting rights is appropriate under the 1940 Act. Moreover, the 1940 Act specifically enumerates those circumstances in which an incremental voting procedure or requirement is imposed. For example, Section 12(d)(1)(E) of the 1940 Act specifically requires mirror or pass-through voting where certain investment companies acquire greater than 3% of the securities of an investment company or business development company, and Section 63(2)(A) of the 1940 Act specifically requires a separate vote of shares owned by persons who are not affiliated persons of a business development company in connection with the authorization of a business development company to issue shares of common stock at prices below then-current net asset value. By contrast, Section 15(a) of the 1940 Act requires only that the investment advisory agreement be approved by “the vote of a majority of the outstanding voting securities;” there is no provision pursuant to which any stockholder may be prevented by the 1940 Act from voting its shares in favor of the approval of any investment advisory agreement. In fact, it is common practice for the investment adviser or sponsor of a newly-organized investment company to hold 100% of the outstanding shares of such investment company following funding of the seed capital and to vote all of those shares in favor of the initial investment advisory agreement. On the basis of the foregoing, FSC and FSFR concluded that it is permissible under the 1940 Act for Leonard M. Tannenbaum and Holdings to vote their shares of common stock in favor of the New Investment Advisory Agreement.

9.	Please confirm that there are no material pending legal proceedings required to be disclosed.

Response:

FSC and FSFR confirm that there are no material pending legal proceedings required to be disclosed in the Proxy Statements.

10.	Please revise the disclosure under Proposal 2 to specifically name each director who is resigning upon closing of the Transaction.

Response:

As requested, the disclosure under Proposal 2 in the Proxy Statements has been revised to specifically name each director who is resigning upon closing of the Transaction.

Samantha Brutlag July 24, 2017 Page 5

11.	Please revise the tabular disclosure of director information under the heading “Director and Executive Officer Information” to separate interested directors from Independent Directors.

Response:

As requested, the tabular disclosure of the director information for interested directors under the heading “Director and Executive Officer Information” has been separated from the Independent Directors.

12.	Please revise the disclosure regarding the material weakness to:

(a)	move the discussion to a standalone paragraph;

(b)	identify more specifically the nature of the material weakness; and

(c)	clarify that the conclusion that the material weakness was not the result of a deficiency in independence also applies to the statement regarding board oversight.

Response:

As requested, the disclosure regarding the material weakness has been revised in the manner requested above.

13.	In your response letter, please confirm that, unlike FSFR, FSC did not form a committee in response to a stockholder demand relating to similar issues to those raised in recent litigation involving FSC and its investment adviser and that no retainer for such a committee was paid to any director of FSC.

Response:

As requested, FSC confirms that it did not form a committee in response to a stockholder demand and that no retainer for such a committee was paid to any director of FSC.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Matthew Carter at 202.261.3395 (or matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

Samantha Brutlag July 24, 2017 Page 6

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Bernard D. Berman, Steven Noreika, and Kerry Acocella, Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp.

Todd E. Freed and Jon A. Hlafter, Skadden, Arps, Slate, Meagher & Flom LLP

Rajib Chanda, Simpson Thacher & Bartlett LLP

David Leahy and David Mahaffey, Sullivan & Worcester LLP